

Mail Stop 3720

June 22, 2007

Randall J. Erickson
Vice President and Secretary
Metavante Holding Company
770 North Water Street
Milwaukee, WI 53202

> **Re: Metavante Holding Company**
> **Form S-4**
> **Filed May 22, 2007**
> **File No. 333-143143**
>
> **New M&I Corp.**
> **Registration Statement on Form 10**
> **Filed May 22, 2007**
> **File No. 1-33488**

Dear Mr. Erickson:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page/Letter to Marshall & Ilsley Shareholders

1.   We remind you to limit your cover page to one page and to limit your disclosure here to the information required by Item 501 and information that is otherwise key to a voting and investment decision. In this regard, please revise the first and second paragraphs to describe the transaction in clear, plain English, rather than focusing on the existence of merger subs and the mechanics of the transaction.

You might consider including disclosure akin to the presentation under "Overview" on page 59.

2.   Disclose that you cannot predict the market value of the new Marshall & Ilsley common stock or the new Metavante common stock and that the aggregate market value of the shares of common stock may be less than the current market value of Marshall & Ilsley common stock.

Summary, page 1

3.   Please revise this section to focus on the most material terms of the transactions. In particular, revise to provide a brief discussion of the relative sizes of Metavante and Marshall & Ilsley by, for example, disclosing Metavante's net income as a percentage of Marshall & Ilsley's net income for the fiscal year ended December 31, 2006 and for the three months ended March 31, 2007. Furthermore, briefly describe the restrictions on WPM, L.P.'s ability to dispose of shares of New Metavante acquired in connection with the transactions, as well as certain exceptions to those restrictions (such as WPM's ability to dispose of shares if the transaction is approved by a majority of independent directors who are not designees of WPM).

4.   Disclose the number of shares of New Metavante stock that you estimate will be issued to the Investor in connection with the transactions.

"The Transactions," page 4

5.   Clarify that $290 million of Metavante's excess cash will be distributed to New Marshall & Ilsley as part of the $1.665 billion cash distribution.

"No Taxable gain or Loss Will Generally Be Recognized…," page 7

6.   Please remove the use of the word "generally" from the title of this subsection. If doubt exists because of a lack of authority directly addressing the tax consequences or conflicting authority, you may use the word "should" to make it clear that the anticipated tax treatment is subject to a degree of uncertainty, but then you must explain why you cannot state what the tax consequences "will" be and describe the degree of uncertainty.

7.   We also note your disclosure that "Assuming the Holding Company Merger and the New Marshall & Ilsley Share Distribution Constitute Tax Free Transactions Under the Internal Revenue Code" and "Assuming that the transactions qualify under the provisions of the Internal Revenue Code…." It is inappropriate to assume any legal conclusions underlying the IRS rulings and the tax opinion.

Randall J. Erickson
Metavante Holding Company
June 22, 2007
Page 3

Instead, the IRS revenue rulings and the opinion of Sidley Austin LLP are required to opine on the material tax consequences of the transactions. Please revise the prospectus as necessary to remove statements assuming the tax consequences of the transactions and clearly state whether the transactions are tax-free under Section 355, whether the transactions qualify as a tax-free reorganization within the meaning of Section 368(a), etc., and the resulting tax treatment**.**

"Completion of the Transactions Is Subject to the Satisfaction or Waiver…," page 8

8.   Disclose here whether it is the Marshall & Ilsley board's intent to resolicit stockholder approval of the transactions if either party waives material conditions. We generally believe that recirculation and resolicitation is required when companies waive material conditions and such changes in the terms of the transaction render the disclosure previously provided to shareholders materially misleading.

"Debt Financing," page 11

9.   Revise the first sentence to state that New Metavante will use all of the proceeds from the sale of stock to the Investor and the term loan to repay debt owed to Marshall & Ilsley and contribute the $1.665 billion in cash, or advise us why that is not the case.

"Valuation Letter of Financial Advisor…," page 12

10.   Disclose the amounts of fees paid and payable to JPMorgan and its affiliates in connection with committing to providing financing to the parties and advising the Marshall & Ilsley board (including the "$10 million transaction fee [payable] upon completion of the transactions" (page 72)). Also revise the related disclosure on page 80 to provide quantified disclosure of the compensation that JPMorgan received for all services provided to Marshall & Ilsley and its affiliates during the past two years in accordance with Item 1015(b)(4) of Regulation M-A, including the fees payable in connection with committing to providing financing for the current transactions. Also revise the disclosure on page 80 to disclose whether JPMorgan provided services to Warburg Pincus and its affiliates during the past two years and, if so, quantify the fees paid for such services.

Summary Unaudited Condensed Pro Forma Consolidated Financial Information of New Marshall & Ilsley, page 24

11.   Please disclose the non-recurring charges amount of $33.5 million. We note your disclosure on page 210.

12.   Please present the unaudited pro forma consolidated income statement information for 2005 and 2004. We note your presentation on pages 213 and 214.

Summary Unaudited Condensed Pro Forma Consolidated Financial Information of New Metavante, page 27

13.   We note the non-recurring charges amount of $14.5 million that has been excluded from your pro forma condensed consolidated statements of income. Please revise to clarify that such amounts have been reflected in your pro forma condensed consolidated balance sheets. We note your disclosure on page 296.

Risk Factors, page 32

Risks Relating to Metavante and New Metavante, page 42

"New Metavante's accounting and other management systems…", page 43

14.   Indicate when New Metavante will be required to comply with Section 404 of the Sarbanes-Oxley Act.

"Debt incurred in connection with the transactions…", page 44

15.   Disclose here, as you do elsewhere in the document, that the entirety of the proceeds you receive from the $1.75 billion debt will be depleted after you pay Marshall & Ilsley a $1.66 billion cash dividend and $982 million of debt owed to Marshall & Ilsley.

16.   Quantify the "substantial portion" of New Metavante's cash flows that will be used to pay principal and interest on its debt. Also disclose the pro forma ratios of indebtedness to total capital and earnings to fixed charges.

Metavante's intercompany agreements with New Marshall & Ilsley…, page 51

17.   Please tell us why the pro forma financial statements on pages 209, 211, 299 and 301 do not give effect to these agreements. We note your disclosure on page 296.

The Marshall & Ilsley Special Meeting of Shareholders, page 55

18.   Please provide us with the web addresses and passwords necessary to access the site by which shareholders can vote via the Internet.

Randall J. Erickson
Metavante Holding Company
June 22, 2007
Page 5

The Transactions, page 58

19.   Under "Timing and Structure of the Transactions," briefly explain the purpose of
        the conversion of Marshall & Ilsley to a limited liability company.

Background of the Transactions, page 66

20.   Please expand your discussion of the parties' negotiation of key aspects of the
        proposed deal, including, but not limited to, the following:

        •   the allocation of assets between Metavante and Marshall & Ilsley;
        •   the extent to which Marshall & Ilsley would be de-leveraged;
        •   the extent to which Metavante would incur a significant amount of
            indebtedness to finance a dividend to Marshall & Ilsley and the repayment of
            debt Metavante owed to Marshall & Ilsley;
        •   how the parties arrived at the $1.665 billion amount Metavante will contribute
            to Marshall & Ilsley; and
        •   how and why the parties determined that there would be no minimum working
            capital requirement for Metavante and instead distribute its excess cash to
            Marshall & Ilsley.

21.   The Background section contains multiple references to presentations or analyses
        provided by JPMorgan relating to a potential transaction with Warburg Pincus,
        beginning with its presentation on January 23, 2007. Advise us why each of these
        presentations do not constitute a "report, opinion or appraisal materially relating
        to the transaction" within the meaning of Item 4(b) of Form S-4. Alternatively,
        provide all of the disclosure about these presentations that is required by Item 4(b)
        of Form S-4 and Item 1015(b) of Regulation M-A. We may have further
        comment after reviewing your response.

22.   Please elaborate as to why the various strategic alternatives considered by the
        board and Metavante Acquisition Review Committee through fall of 2006 were
        ultimately rejected.

23.   Clarify how the three potential strategic partners were selected.

24.   Disclose the categories of financial information made available to Warburg
        Pincus in July 2006.

25.   Please note that disclosure of financial forecasts prepared by management may be
        required if the forecasts were provided to a third-party. Accordingly, please
        disclose all projections that each of Marshall & Ilsley and Metavante provided to
        Warburg Pincus, or advise us why they are not material.

26.   If material, please disclose the nature of the information exchanged during the conversation between Mr. Coulter and Mr. Kuester in early January 2007. Similarly describe the information and terms discussed between representatives of Marshall & Ilsley and Warburg Pincus on January 29, 2007.

27.   Your last reference to the enterprise valuation of Warburg Pincus' proposal appears in the first full paragraph on page 69 ($4.25 billion). Clarify whether the same enterprise valuation applied to Warburg Pincus' final agreement to pay $625 million for 25% of the shares of Metavante.

28.   Expand the description of the various merits and risks of seeking alternative proposals appearing in the second full paragraph on page 69. For example, clarify what was discussed regarding the probability of receiving offers above and below the revised Warburg Pincus proposal and the financial impact of potential higher offers.

Marshall & Ilsley's Reasons for the Transactions; Recommendation of the Marshall & Ilsley Board, page 71

29.   For each of the factors discussed in this section, clarify whether the board believed the factor weighed in favor of or against the proposed transactions. Furthermore, revise to provide more details about the board's views with respect to each factor. For example, disclose the "benefits [to Metavante] of a significant equity investment from Warburg Pincus" (page 72) and the "strategic contributions" (page 73) Warburg Pincus has made to other companies, clarifying why the board believed those contributions suggested that similar benefits would arise from Warburg Pincus' investment in New Metavante. As other examples, summarize the basis for the board**'s** belief that New Metavante's debt level "should not preclude" (page 73) its ability to pursue future acquisitions and address what the board concluded regarding the impact of the separation of Metavante on Marshall & Ilsley (page 74). You should delve into the specific features of each factor and summarize why each factor weighed in favor of or against approval of the proposed transactions.

30.   Revise "Provides Both Companies with Access to Dedicated Sources of Capital…" to clarify Metavante's sources of capital after the closing of the transactions. In this regard, also address what consideration the board gave to:

  • the restrictions that will be placed on New Metavante's ability to incur additional debt and issue additional equity;
  • the distribution of Metavante's excess cash to New Marshall & Ilsley; and
  • the fact that New Metavante will not retain any of the proceeds from the sale of stock to the Investor and the term loan.

Valuation Letter of Financial Advisor to the Marshall & Ilsley Board, page 75

31.   Provide us with any analyses, reports, presentations, or similar materials, including projections and forecasts, provided to or prepared by Marshall & Ilsley's financial advisor in connection with rendering its opinion and advice throughout the negotiation process. We may have further comment upon receipt of these materials. Also provide us with copies of the engagement letter.

32.   To aid the average investor in understanding the financial analyses summaries, revise each of them to explain in concise and understandable language what the financial advisors did and how the analyses and conclusions are relevant to stockholders. Also describe the purpose of each analysis. Describe why the particular analyses were used and then why particular measures or methodologies were chosen for each analysis.

33.   Clarify how JPMorgan derived the range of enterprise values of Metavante and the range of implied values of the WPM Investment from the methodologies presented on pages 77 to 79. For instance, did it calculate the average of the different valuations considered, or did it apply differing weights to the valuations?

34.   Expand your explanation of how JPMorgan calculated the ranges of multiples referenced in the Comparable Company Trading Multiple Analysis and the Precedent Transaction Multiples Analysis. Also revise the discussion of the Discounted Cash Flow Analysis to describe in greater detail the analysis of Metavante's WACC and the basis for using perpetuity growth rates ranging from 3.5% to 4.0%.

35.   The staff notes that JPMorgan's valuation opinion attached as Annex F states that its opinion is "solely for the benefit of the Board of Directors of the Company" and "not on behalf of, and shall not confer rights or remedies upon any shareholder, creditor or any other person other than the Board of Directors of the Company or be used or relied upon for any other purpose." These limitations appear to limit reliance by investors on this opinion. We view these limitations as inappropriate since the opinion is being provided to shareholders in a public disclosure document under the federal securities laws. Please either delete these limitations or disclose the basis for JPMorgan's belief that shareholders cannot rely on the opinion to support any claims against it arising under applicable state law. Describe any applicable authority or disclose that the availability of this defense will be resolved by a court of competent jurisdiction. Also disclose that the resolution will have no effect on the rights and responsibilities of the board of directors under applicable state law and disclose that the availability of the defense would have no effect on the rights and responsibilities of either the advisor or the board under federal securities laws.

Interests of Certain Persons in the Transactions, page 81

36.   Please quantify (in dollar terms) the benefit that each person listed in the tables on pages 83 through 85 will receive as a result of their interests in the merger. Present this quantified information on both an aggregate and an individual basis. For example, disclose the amount of the potential payout of deferred compensation benefits.

Material U.S. Federal Income Tax Consequences…, page 90

37.   You state in "Conditions to the Completion of the Transactions" (page 109) that receipt of the tax opinions and the IRS rulings are conditions that can by waived by the parties. In your response letter, please confirm that you intend to recirculate and resolicit if there is a material change in tax consequences and the conditions are waived. Please also note our position that an executed tax opinion and a final IRS revenue ruling (offered in lieu of an opinion of counsel) must still be filed prior to effectiveness, regardless of your undertaking to resolicit.

38.   The tax consequences of the Holding Company merger, Marshall & Ilsley LLC conversion, Marshall & Ilsley contribution, and New Marshall & Ilsley share distribution appear to be material. Please advise whether you intend on securing a separate opinion of counsel pertaining to the material tax consequences of each of those transactions, as required by Item 601(b)(8) of Regulation S-K. If you intend to satisfy this requirement by filing an IRS revenue ruling that addresses all of the material tax consequences of the transactions, please note that you must file each IRS revenue ruling as an exhibit to your registration statement.

39.   The IRS revenue rulings and the opinion of Sidley Austin LLP are required to opine on the material tax consequences of the transactions. Therefore, please remove the assumptions as to the receipt of private letter rulings from the IRS, the continued validity of the private letter rulings, and the correctness of counsel's opinion, which assumptions appear to modify the required conclusions as to the material tax consequences of the transactions.

The New Marshall & Ilsley Share Distribution, page 91

40.   It appears you intend the discussion of certain material aspects of the tax consequences of the New Marshall & Ilsley share distribution to be the opinion of Sidley Austin LLP. If so, please revise to clearly state that this is counsel's opinion, or alternatively, advise us whether you intend to obtain and file long-form tax opinions.

41.   Specify the "certain requirements for tax free treatment under Section 355" upon which Sidley Austin LLP will opine.

The Investment Agreement, page 94

Valuation Firm Opinions, page 105

42.   We note the merger is conditioned upon receipt of capital adequacy and solvency opinions from American Appraisal Associates, Inc. File the consent of American Appraisal Associates, Inc. and confirm in your response letter that the opinions will be filed as exhibits to the registration statement in a post-effective amendment at closing.

Representations and Warranties, page 106

43.   We note your disclosure in the second full paragraph on page 108 that the representations and warranties "may or may not have been accurate as of the date they were made and do not purport to be accurate as of the date of this proxy statement/prospectus-information statement." Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contract provisions are required to make the statements included in the proxy statement/prospectus-information statement not misleading

44.   You state in the same paragraph that the representations are "qualified by certain information that Marshall & Ilsley has filed with the SEC…." Since the investment agreement was filed as an exhibit to a publicly-filed document, please revise to remove the implication that the investment agreement and the summary thereof do not constitute public disclosure.

Restrictions on Resales by Affiliates, page 114

45.   In your response to this comment letter, please clarify whether the registration statement includes the shares that will be issued to WPM, L.P., upon conversion of its New Metavante Class A common stock.

Additional Agreements Relating to the Transactions, page 128

46.   Revise this section, as well as your summary of the lock-up restrictions we have requested you discuss in your summary section, to disclose that after the two-year period has expired, there will be no restrictions on Warburg Pincus' ability to dispose of its New Metavante shares.

Anticipated Terms of Financing, page 133

Debt Financing, page 133

47.   Please file all agreements governing the credit facilities discussed on pages 133 through 135 as exhibits to the registration statement, including, but not limited to, the commitment letters entered into with each of the "committed financing parties."

Selected Historical Consolidated Financial Information of Marshall & Ilsley (Accounting Predecessor of New Marshall & Ilsley), page 143

48.   Please present the pro forma consolidated balance sheet information for March 31, 2007 and the pro forma consolidated income statement information for 2006, 2005 and 2004.

Unaudited Condensed Pro Forma Consolidated Balance Sheet of New Marshall & Ilsley, page 206

Unaudited Condensed Pro Forma Consolidated Income Statement of New Marshall & Ilsley, pages 209, 211, 213 and 214

49.   Please refer to the Historical Consolidated Metavante column and footnote (1). Provide tabular information to reconcile the amounts in the financial statements of Metavante on pages F-89, F-90, F-100 and F-101 to the amounts included in the Historical Consolidated Metavante column.

Unaudited Condensed Pro Forma Consolidated Balance Sheet of New Marshall & Ilsley, page 208

50.   Please delete this pro forma consolidated balance sheet as of December 31, 2006.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Metavante, page 274

Overview, page 274

51.   The Commission's Interpretive Release No. 33-8350, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," located on our website at http://www.sec.gov/rules/interp/33-8350.htm, suggests that companies identify

and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. Please consider expanding your discussion of any known trends or uncertainties that could materially affect your results of operations in the future, such as:

- your history of growing revenues through acquisitions, and the impact that your additional indebtedness, restrictive covenants, and restrictions on issuing additional equity will have on your future ability to grow your revenues through acquisitions;
- whether you anticipate long-term interest rates to rise, based on current trends, and what effect rising interest rates will have on your ability to repay your outstanding debt;
- the financial impact of the costs you expect to incur as a result of operating as an independent company separate from Marshall & Ilsley, such as any increased costs associated with reduced economies of scale or developing your own administrative functions that Marshall & Ilsley will provide for only a limited period of time, any financial commitments you will have to Marshall & Ilsley in connection with the holding company merger and spin-off, etc.; and
- any anticipated changes in your business strategies, performance outlook, etc., that will result from Warburg Pincus' investment in your company and appointment of three members of your company's board of directors.

These are merely examples. Your MD&A should focus not only on your historical financial condition, results of operations, liquidity, and capital resources, but should also analyze any known trends that are reasonably likely to have a material impact on your operations in the future.

Non-GAAP Financial Measures, page 276

52.   We note that you use EBITDA and EBITDA Margin as key measurements of Metavante's core operating profitability. Also, EBITDA is a financial covenant of the new revolving credit facility. Please expand your disclosure to disclose the following:

- the manner in which management uses EBITDA and EBITDA Margin to conduct or evaluate the business;
- the economic substance behind management's decision to use such measures;
- the material limitations associated with the use of EBITDA as compared to the use of the most directly comparable GAAP measure, net income (loss);
- the manner in which management compensates for these limitations when using EBITDA; and

- compare the EBITDA you disclosed with the required EBITDA metric under the financial covenant, if calculated in a different manner from the amount you disclose as EBITDA.

Comparison of the Three Months Ended March 31, 2007 and 2006, page 280

53.   Please discuss your changes in other non-operating income (expense).

Liquidity and Capital Resources, page 285

Post-Transaction Liquidity, page 287

54.   We note your summary of covenants that will limit or restrict your ability to take certain actions and incur additional indebtedness. Please note the Commission's statement that if "covenants limit, or are reasonably likely to limit, a company's ability to undertake financing to a material extent, the company is required to discuss the covenants in question and the consequences of the limitation to the company's financial condition and operating performance." See Section IV.C of Release No. 33-8350. As appropriate, revise to quantify the limitations recited on pages 288 through 289, as well as to quantify the net debt to consolidated EBITDA financial covenant. Clarify the scope of each of the limitations and disclose how net debt to consolidated EBITDA is calculated. Also provide an expanded description of the limitations on your ability to make acquisitions and investments and discuss how they will impact your ability to pursue your strategy of engaging in acquisitions.

55.   Expand to discuss the consequences of default under the credit facility.

56.   We note Metavante's belief that cash flow from operations will be sufficient to meet its needs, obligations and commitments in 2007 and 2008. Clarify whether this belief also takes into account Metavante's payment of the various expenses related to the transactions and the distribution of Metavante's excess cash to New Marshall & Ilsley. Please also provide a discussion regarding the company's ability to meet its long-term liquidity needs. Note that we consider "long-term" to be the period in excess of the next twelve months. See Section III.C of Release No. 33-6835 and footnote 43 of Release No. 33-8350.

Contractual Obligations, page 289

57.   Since your capital structure and long-term debt obligations will change significantly as a result of the pending transactions, please include a pro forma table of contractual obligations accounting for the debt to be incurred in connection with the pending transactions. Please note that debt presented should include your best estimate of interest expense payable for each year presented,

and the calculation of this pro forma interest should be explained in a footnote to the table.

Management of New Metavante, page 303

Directors of New Metavante, page 307

58.   Please tell us when you expect to disclose each of your future board member's identities and, as applicable, when you expect to file their consents to be named as members of the board of directors of New Metavante.

Compensation of Executive Officers of New Metavante, page 314

Compensation Discussion and Analysis of New Metavante, page 314

Administration and Process, page 314

59.   We note the compensation committee's engagement of Hewitt Associates in 2006, and your statement that after the completion of the transactions, New Metavante expects to utilize one or more executive compensation consultants. Clarify whether the engagement of Hewitt Associates will continue following the closing of the transactions. Pursuant to Item 407(e)(3)(iii), provide more detail as to the input and the instructions or directions given to Hewitt Associates with respect to the performance of its duties under the engagement. Furthermore, when discussing each element of executive compensation, describe the specific information (if any) obtained from Hewitt Associates that the committee used to calculate each element of compensation.

60.   Identify the "peer group companies" discussed in the 2006 Hewitt Associates report, and clarify whether the salaries of your named executive officers were benchmarked to salaries of executive officers at the peer group companies.

61.   Define the terms "total shareholder return, "return on tangible equity," and "return on assets," and clarify whether these metrics were used to calculate the amounts awarded to each of your named executive officers. Discuss how these metrics were factored into the committee's calculation of the amounts awarded to each of the named executive officers, and provide an example of how each metric was calculated from your audited financial statements. See General Instruction 5 to Item 402(b) of Regulation S-K.

Elements of Executive Compensation, page 315

62.   When discussing each element of your named executive officers' compensation, please provide a more detailed analysis of how the company determined the amount of each element to pay to the named executive officers in 2006. See Regulation S-K Item 402(b)(1)(v). For example:

- disclose, in greater detail, how Marshall & Ilsley's compensation committee evaluated and utilized both "salaries paid in the marketplace to executives with similar responsibilities" and "the executive's unique role, job performance and other circumstances" to arrive at the base salary awarded to each of Metavante's named executive officers, and to discuss how the market data and other information reviewed by the committee members impacted the committee's decision to increase base salaries in 2006;

- clarify how the compensation committee used target performance measures, such as net income and revenue, to calculate the 2006 awards under the Metavante Corporation Management Incentive Plan, as well as the "targeted performance levels" that the CEO of Metavante used to calculate and award annual incentive compensation to the other named executive officers of Metavante; and

- provide a more detailed discussion of how the committee arrived at the amounts awarded to the named executive officers in the form of long-term compensation (including awards of restricted shares, long-term incentive units, stock options, and cash payments under each of the non-equity incentive plans).

These are merely examples. You should revise your Compensation Discussion and Analysis to not only explain the elements of executive officer compensation, but to also analyze how those elements are calculated and how the actual amounts awarded fit into the overall objectives and policies for each category of compensation.

63.   For all of your performance-based compensation elements, clarify what goals and targets were exceeded, achieved or underachieved for each named executive officer and how the performance results for each element support the compensation.

64.   Disclose the calculations the committee performed when using its discretion to adjust performance results by increasing earnings per share, reversing the dilutive impact of two acquisitions, increasing reported earnings per share to reflect changes associated with stock option expense and derivative accounting, and decreasing reported earnings to adjust for the carryover effect of an adjustment in connection with debt refinancing. Quantify each of the adjustments and disclose

the net impact of the adjustments on the amounts awarded to each of your named executive officers.

65.   Revise the first paragraph on page 319 to disclose the specific elements of the company's performance that may be considered to determine the availability of awards in the form of stock options. Similarly revise the first full paragraph on page 320 to disclose the factor "more directly tied to shareholder value" that will replace the net income factor set forth in the long-term incentive plan. It appears that at least some consideration has been given to these elements of New Metavante's future compensation program given the emphasis the M&I board placed on better aligning employee incentive awards as a reason for recommending the separation.

Annual Incentive Compensation, page 317

66.   Quantify the specific target levels for each of the performance criteria you discuss in this subsection. See Regulation S-K Item 402(b)(2)(v). If you do not disclose this information, provide us in your response letter with an analysis as to how the information should be afforded confidential treatment because it causes you competitive harm. See Instruction 4 to Regulation S-K Item 402(b). Then, in your filing, to the extent that you have a sufficient basis to keep the information confidential, discuss how difficult it will be for the executive or how likely it will be for you to achieve the undisclosed performance target or threshold levels for each executive position. See Instruction 4 to Regulation S-K Item 402(b).

Similarly address the undisclosed company performance target and threshold levels in your discussion of the long-term compensation and incentives on pages 317 through 320, as well as the specific target levels for "total shareholder return," "return on tangible equity," and "return on assets" (to the extent those metrics were used to calculate the amounts awarded under each of your incentive plans).

Metavante Corporation Financial Statements

Condensed Consolidated Balance Sheets, page F-89 and F-100

67.   Please revise your "long-term debt and capital lease obligations" line item to clearly indicate that the long-term debt is due to a related party.

Consolidated Statements of Income, pages F-90 and F-101

68.   Please separately present revenues from products and services under Rule 5-03(1) of Regulation S-X or tell us why it is not required.

Condensed Consolidated Statements of Cash Flows, pages F-91 and F-103

69.   Please separately present your provision for doubtful accounts as a reconciling adjustment.

70.   Please tell us why it is appropriate to present the payments held for third party remittance as a financing cash flow and the EFD processing receivables as an operating cash flow.

Note 1. Equity Investment, page F-92

71.   We note your disclosure that the accounting for the recognition of the gain or loss is "at the option of Metavante." Although you may select the method of accounting, recognizing the gain or loss in the income statement is limited based on Questions 1 and 2 of SAB 51. Please revise your disclosures accordingly.

Note 3. Business Combinations, pages F-93, F-110 and F-111

72.   We note your reference to appraisals and valuations. Please explain the method and assumptions used by management to determine the valuation of the assets acquired and liabilities assumed in the business combination.

Note 2. Revenue Recognition, page F-104

73.   Please disclose the applicability of EITF 00-21 to your revenue recognition. We note your disclosure on page 292.

Note 2. Software Revenue, page F-105

74.   Please revise your disclosures to clarify why it is appropriate to recognize the installation of the software based on the percentage of completion method.

75.   We note that you recognize revenue associated with the conversion of your clients' processing systems to your processing system over the related term of the processing contract. Please tell us why your accounting for the conversion revenues is appropriate. Include in your response references to the appropriate accounting literature.

Note 2. Hardware Revenue, page F-105

76.   Please disclose and tell us in more detail why it is appropriate to account the revenues for your drop-ship products on a gross basis under EITF 99-19.

Note 8. Goodwill and Other Intangibles, page F-117

77.   We note the average amortization period for the customer lists is 15.07 years. Per
        pages F-93 and F-110-113, we also note that you disclose the amortization
        periods from 7 years to 20 years. Please tell us the factors you considered in
        determining that the amortization period assigned to each customer list is
        appropriate under paragraph 11 of SFAS 142. It is unclear to us why your
        customer lists have such long-term lives.

Exhibits

78.   Please file each Item 601(b)(10) agreement in its entirety to include any omitted
        schedules or exhibits. For example, we note that Metavante Holding Company
        omitted Exhibit A to the Employee Matters Agreement.

79.   File each of the agreements summarized on pages 124 through 127 of your
        document, or alternatively, advise us why you are not required to file each
        agreement under Item 601 of Regulation S-K.

80.   When available, file the employment agreements governing employment with
        New Metavante as exhibits to the registration statement pursuant to Item
        601(b)(10) of Regulation S-K.

81.   For those agreements filed as exhibits pursuant to Item 601(b)(2) of Regulation S-
        K, please file a list briefly identifying the contents of all omitted schedules,
        together with an agreement to furnish a copy of any omitted schedule to the
        Commission upon request.

Form 10

82.   Please revise the disclosure in New M&I's Form 10 to reflect your responses to
        comments we have raised on the Form S-4, as applicable.

* * * *

As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the

Randall J. Erickson
Metavante Holding Company
June 22, 2007
Page 19

securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Derek B. Swanson, Attorney-Adviser, at (202) 551-3366, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Michele M. Anderson
Michele M. Anderson
Legal Branch Chief

cc: Pran Jha, Esq.
        Sidley Austin LLP
        Via Facsimile: (312) 853-7036